IXYS Town Hall Talking Points

Filed by IXYS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: IXYS Corporation

Commission File No.: 000-26124

About the Agreement:

•	We are excited to announce an important development.

•	IXYS’ Board of Directors has reached an agreement to be acquired by Littelfuse, the global leader in circuit protection and a company with growing global platforms in power control and sensing.

•	We believe today’s announcement is a positive step in IXYS’s history… and becoming part of Littelfuse will provide a bright future for the talented people at our combined companies.

•	Agreement and today’s announcement is an important first step. There remains a lot of work to be done until the deal closes—which we expect will happen in the first calendar quarter of 2018.

About Littelfuse:

•	Littelfuse has been around for more than 90 years. They serve customers in the electronics, automotive and industrial markets with technologies including fuses, semiconductors, polymers, ceramics, relays and sensors.

•	Littelfuse is a company with strong operating margins and cash flow generation, and they exceeded $1 billion in annual sales in 2016.

•	They are headquartered in Chicago and have more than 10,000 employees in more than 40 locations throughout the Americas, Europe and Asia.

•	Littelfuse has a great reputation as an employer of choice. The company was recently recognized—for the sixth consecutive year—as one of the “Best Places to Work in Illinois.”

•	Littelfuse is a growing company and one that’s excited to add OUR great people, products and capabilities to their own company.

•	Littelfuse products are vital components in virtually every market that uses electrical energy, from consumer electronics to automobiles, commercial vehicles and industrial equipment.

•	They have a history of innovation, proven technical expertise and the industry’s broadest and deepest portfolio of circuit protection products. This allows Littelfuse to provide objective, comprehensive solutions for each customer’s unique needs.

Power Semiconductors:

•	Littelfuse has been in the power semiconductor business since they acquired thyristor products from Teccor in 2003. They’ve since added to their portfolio organically and through other acquisitions, including the PolySwitch and ON portfolio acquisitions, and their controlling interest in silicon carbide technology via Monolith Semiconductor.

•	The power semiconductor business sits across several high growth markets given the macro trend of electrification. With that comes a growing demand for energy conversion efficiency and reliability.

•	Power semiconductor products enjoy customized design cycles and longer platform life, especially within the industrial and automotive end-markets.

•	At the same time, given Littelfuse’s strong position in the circuit protection market, this is a space where they can leverage their existing technology expertise and customer relationships to create significant value.

IXYS Town Hall Talking Points

Importance of IXYS to the Littelfuse Strategy:

•	IXYS’ extensive power semiconductor portfolio and technology expertise aligns with Littelfuse’s strategic objective to accelerate growth across power control.

•	It diversifies and expands Littelfuse’s presence within industrial electronics markets with a tremendous OEM customer base.

•	Littelfuse also expects long-term increased content per vehicle by expanding its power semiconductor portfolio with automotive customers.

•	The IXYS-Littelfuse combination is highly complementary in many areas including technology capabilities, product portfolio, end-markets and sales channels.

•	The combination will also bring many more opportunities for our collective employees and new differentiated solutions for our customers.

Littelfuse semiconductor business:

•	IXYS will be the cornerstone of the combined companies power semiconductor business.

•	Littelfuse will look to build on IXYS’s success across the power semiconductor and integrated circuits markets.

•	Together, the two companies will leverage their collective technological capabilities, product portfolio, and sales channel access to create increased value for customers.

Customers:

•	Customers will benefit from the breadth of the expanded Littelfuse portfolio which will provide enhanced, differentiated capabilities in target markets and geographies, deliver greater industry access and increased growth opportunities.

Next Steps:

•	The agreement and today’s announcement is an important first step. There remains a lot of work to be done until the deal closes—we expect to close during the first calendar quarter of 2018.

•	We are very focused on a successful integration.

•	Littelfuse and IXYS leadership teams will work closely together to evaluate the best approach to combine both of our businesses and to optimize the integration plan to create value for our customers, for our team members and for our shareholders.

•	Until the transaction closes, both companies will continue to operate as independent companies.

•	Please continue to work as you have up to now with your respective Littelfuse and IXYS sales representatives. After the closing, we will follow-up with you and provide more details about the transition process. For more information on the acquisition announcement, please visit www.littelfuse.com.

Employees:

•	For IXYS and Littelfuse employees, this is a great step forward.

•	The acquisition represents an exciting opportunity for both Littelfuse and the IXYS team.

•	Employees will be able to apply their vast experience and expertise and help Littelfuse further strengthen its position as a global leader in power control, a strategic growth market for Littelfuse.

•	Littelfuse is highly focused on expanding its power control semiconductor business, offering IXYS employees the opportunity to work in a company that is investing in their field and expanding opportunities.

IXYS Town Hall Talking Points

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Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning IXYS, Littelfuse, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IXYS and Littelfuse, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required regulatory approvals or approval from the stockholders of IXYS are not obtained; (2) potential litigation relating to the proposed transaction; (3) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (4) risks that the proposed transaction disrupts the current plans and operations of IXYS or Littelfuse; (5) the ability of IXYS and Littelfuse to retain and hire key personnel; (6) competitive responses to the announcement or completion of the proposed transaction; (7) unexpected costs, charges or expenses resulting from the proposed transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) legislative, regulatory and economic developments; and (11) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in IXYS’ and Littelfuse’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and IXYS’ and Littelfuse’s more recent reports filed with the SEC. Neither IXYS nor Littelfuse undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IXYS Town Hall Talking Points

Important Additional Information and Where to Find It

In connection with the proposed transaction, IXYS and Littelfuse intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 to be filed by Littelfuse that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”). This document is not a substitute for the registration statement or proxy statement/prospectus or any other document which IXYS or Littelfuse may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENT TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IXYS, Littelfuse, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of these materials (when available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials (when available) by contacting IXYS Investor Relations at (408) 457-9000 or investorrelations@ixys.net (for documents filed with the SEC by IXYS) or Littelfuse Investor Relations at (773) 628-1000 (for documents filed with the SEC by Littelfuse).

Participants in the Solicitation

IXYS, Littelfuse and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS in respect of the proposed transaction under the rules of the SEC. Information regarding IXYS’ directors and executive officers is contained in IXYS’ Annual Report on Form 10-K for the year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017. Information regarding Littelfuse’s directors and executive officers is contained in Littelfuse’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the solicitation of the stockholders of IXYS and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.